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                          May 29, 2024

       Colin Deller
       Chief Executive Officer
       ClearSign Technologies Corporation
       8023 East 63rd Place, Suite 101
       Tulsa, OK 74133

                                                        Re: ClearSign
Technologies Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed May 20, 2024
                                                            File No. 333-279550

       Dear Colin Deller:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at 202-551-4451 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Blake Baron, Esq.